EXHIBIT 23.2

CONSENT OF EXPERT

I consent to the following reference to me as an “Expert” in a Form S-1 Registration Statement to be filed with the Securities and Exchange Commission by Wildcap Energy Inc., a development stage entity.

Dr. Israel Wygnanski is a tenured professor in the Department of Aerospace & Mechanical Engineering at the University of Arizona.  For 19 years he had a dual appointment at the University of Arizona and at Tel Aviv University and held the Lazarus Chair of Aerodynamics. He is currently on an IPA as a senior Aerodynamicist at NASA Langley Research Center.

Professor Wygnanski received his Ph.D. in Mechanical Engineering in 1964 and his M.S. in Aerodynamics in 1962 from McGill University.  He has been a visiting professor at University of Southern California and University of California, Los Angeles, as well as being a Senior Research Scientist for Boeing Scientific Research Laboratories.

Professor Wygnanski’s research interests cover a wide range of aerodynamics, control of separation, aero-acoustics, turbulent shear flow, laminar-turbulent transition and hydrodynamic stability problems. He is the author or co-author of over 20 refereed journal articles and book chapters in the past 10 years.  Professor Wygnanski was recognized by the Industry and Science Community and received AIAA Fluids Dynamics Award in 2001. He is a fellow of the American Physical Society, American Institute of Aeronautics and Astronautics and a member of the National Academy of Engineering.

/s/  Professor Israel Wygnanski
Professor Israel Wygnanski
Tucson, Arizona
October 6, 2010

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